UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 14, 2023

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp. filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536), the Registration Statement of Atlas Corp. filed with the SEC on July 16, 2021 on Form F-3 (Registration No. 333-257967), and the Registration Statement of Atlas Corp. filed with the SEC on March 25, 2022 on Form S-8 (Registration No. 333-263872).

Information Contained in this Form 6-K Report

As previously disclosed on a Report on Form 6-K furnished with the Securities and Exchange Commission on November 1, 2022, Atlas Corp. (the “Company”) entered into an Agreement and Plan of Merger, dated October 31, 2022 (the “Merger Agreement”), with Poseidon Acquisition Corp. (“Poseidon”) and a wholly-owned subsidiary of Poseidon (“Merger Sub”), pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”). In connection with the Merger, the Company has made available to its shareholders a definitive proxy statement, dated January 9, 2023 (the “Proxy Statement”), relating to the annual meeting of shareholders to be held on February 24, 2023, at which the common shareholders of the Company will consider and vote on, among other things, the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Proxy Statement is attached as Exhibit (a)(1) to Amendment No. 1 to the Schedule 13E-3 filed with the Securities and Exchange Commission on January 10, 2023, jointly filed by the Company, Poseidon, Merger Sub and the other filing parties named therein. All capitalized terms used in this report and not otherwise defined have the meanings ascribed to such terms in the Proxy Statement.

On December 22, 2022, December 27, 2022, January 10, 2023, January 30, 2023 and February 8, 2023, counsel for the Company received letters (collectively, the “Demand Letters”) from counsel for certain purported shareholders of the Company alleging that the Proxy Statement omitted material information with respect to the Merger, and demanding that the Company provide supplemental disclosures in an amendment or supplement to the Proxy Statement. As of the date hereof, no complaint has been filed with respect to the Demand Letters.

The Company believes that the allegations in the Demand Letters are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, to avoid the risk of litigation relating to the allegations in the Demand Letters and to minimize the costs, risks and uncertainties inherent in defending any such litigation, and without admitting any liability or wrongdoing, the Company is voluntarily supplementing the Proxy Statement as described in this report. The Company believes that the supplemental disclosures contained in this report are immaterial. In addition, these supplemental disclosures will not affect the Merger Consideration or the timing of the virtual Annual Meeting scheduled for February 24, 2023, at 2:00 p.m., London Time, as described further in the Proxy Statement.

Supplemental Disclosures to Proxy Statement

The following information should be read in conjunction with the Proxy Statement. All page references in the information below are to pages in the Proxy Statement.

The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Merger” is hereby amended and supplemented as follows:

•	by replacing the first sentence of the last full paragraph on page 29 of the Proxy Statement in its entirety with the following:

On December 2, 2021, members of Management, including Mr. Graham Talbot, the Chief Financial Officer of the Company, met with members of management of Party A to discuss the potential terms of a strategic transaction involving an acquisition of Seaspan by Party B.

•	by replacing the last sentence of the paragraph that begins at the bottom of page 29 and ends at the top of page 30 of the Proxy Statement in its entirety with the following:

In materials discussing Phase 2 of the Strategic Equity Review, Management included a sum-of-the-parts potential valuation of the Company with a range of $14.65 - $22.35 per Common Share and with a mid-point of $18.50 per Common Share.

•	by adding the following at the end of the paragraph that begins at the bottom of page 34 and ends at the top of page 35 of the Proxy Statement:

Additional protocols with respect to the Special Committee’s process were shared with Management on August 23, 2022.

•	by replacing the last sentence of the fifth full paragraph on page 36 of the Proxy Statement in its entirety with the following:

The Special Committee determined not to engage in such outreach (other than with respect to Party B, as noted below), taking into account, among other things: (i) that the Proposed Transaction, and existence of the Special Committee and its financial advisor, were publicly announced, (ii) that members of the Consortium, in their capacity as shareholders of the Company and holding 69.8% of the voting power, had stated that they were not interested in selling their Common Shares to another party, and (iii) the Special Committee’s desire to focus on its analysis of the Initial Consortium Proposal so as to expeditiously determine whether to pursue any transaction or maintain the status quo.

•	by replacing the last sentence of the paragraph that begins at the bottom of page 36 and ends at the top of page 37 of the Proxy Statement in its entirety with the following:

The Special Committee determined not to provide the Consortium access to diligence materials at that time in part to avoid any implication that the Special Committee was favorably inclined to pursue the Initial Consortium Proposal.

•	by adding the following at the end of the paragraph that begins at the bottom of page 37 and ends at the top of page 38 of the Proxy Statement:

The Special Committee’s determination to reject the Initial Consortium Proposal was based in part on its belief that the contracted revenue stream and new build order book of the Company would yield a cash flow profile for Seaspan that would produce value in excess of the Initial Consortium Proposal.

The information set forth in the Proxy Statement under the caption “Special Factors—Opinion of the Financial Advisor to the Special Committee” is hereby amended and supplemented as follows:

•	by replacing the first sentence of the last paragraph on page 60 of the Proxy Statement in its entirety with the following:

Morgan Stanley also calculated a range of terminal values for Seaspan, ranging from $3,764 million to $6,279 million, utilizing a perpetuity growth rate method.

•	by replacing the first sentence of the third paragraph under the heading “APR DCF Analysis” on page 61 of the Proxy Statement in its entirety with the following:

Morgan Stanley calculated a range of terminal values for APR, ranging from $483 million to $662 million, utilizing a terminal exit multiple method, applying a range of aggregate value to last twelve months’ (“LTM”) Adjusted EBITDA multiples to the Adjusted EBITDA of APR as set forth in the APR Projections.

•

by replacing the portion of the section titled “Precedent Transaction Multiples Analysis” starting with the first full paragraph on page 62 of the Proxy Statement and ending at the end of page 62 of the Proxy Statement in its entirety with the following:

The following is a list of the selected maritime transactions reviewed, together with the applicable AV / LTM Adj. EBITDA Multiples (the “Selected Maritime Transactions”):

Selected Maritime Transactions (Target/Acquiror)	Announcement	Transaction Value ($in billions)	AV / LTM Adj. EBITDA
Teekay LNG Partners L.P. / Stonepeak Partners L.P.	October 2021	6.2	8.4x
Ocean Yield ASA / Kohlberg Kravis Roberts & Co. L.P.	September 2021	2.3	8.4x
Höegh LNG Holdings Ltd. / Larus Holding Limited	March 2021	2.1	9.2x
GasLog Ltd / BlackRock Inc.	February 2021	4.4	9.4x
Golar LNG Partners LP / New Fortress Energy Inc.	January 2021	1.9	6.3x

The following is a list of the selected general and specialty rental transactions reviewed (the “Selected Rental Transactions” and, together with the Selected Maritime Transactions, the “Selected Transactions”), together with the applicable AV / LTM Adj. EBITDA Multiples:

Selected Rental Transactions (Target/Acquiror)	Announcement	Transaction Value ($ in billions)	AV / LTM Adj. EBITDA
General Rental
NES Rentals Holdings II, Inc. / United Rentals, Inc.	January 2017	1.0	6.2x
Neff Corporation / United Rentals, Inc.	August 2017	1.3	6.7x
BlueLine Rental / United Rentals, Inc.	September 2018	2.1	6.7x
Specialty Rental
APR Energy plc / Fairfax Financial Holdings Limited	October 2015	0.8	7.8x
BakerCorp International Holdings, Inc. / United Rentals, Inc.	July 2018	0.7	9.1x
APR Energy Limited / Seaspan Corporation	November 2019	0.8	5.9x	(1)
Mobile Mini, Inc. / WillScot Corporation	March 2020	2.8	11.3x
Aggreko plc / TDR Capital LLP & I Squared Capital (US) LLC	March 2021	3.2	5.5x
General Finance Corporation / United Rentals, Inc.	April 2021	1.0	10.4x

(1)	Based on FY2020 EBITDA of $127MM due to unavailability of LTM EBITDA.

•	by replacing the section titled “Equity Research Analysts’ Price Targets” on page 64 of the Proxy Statement in its entirety with the following:

Equity Research Analysts’ Price Targets

For reference only, Morgan Stanley reviewed certain future public market trading price targets for Common Shares prepared and published by equity research analysts as of August 3, 2022 (the day before the last full trading day prior to the Company’s announcement of its receipt of a takeover proposal from Poseidon). These targets reflected each analyst’s estimate of the future public market trading price of Common Shares. The range of undiscounted analyst price targets for the Common Shares was $10.50 to $21.00 per share as of August 3, 2022.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

The public trading price targets reviewed by Morgan Stanley are summarized below:

Source	Date of Report	Price Target ($)
Broker 1	2/8/2022	21.00
Broker 2	2/17/2022	20.00
Broker 3	7/19/2022	20.00
Broker 4	5/12/2022	17.00
Broker 5	7/18/2022	10.50
Broker 6	5/12/2022	16.00

•	by adding the following sentence immediately after the first sentence of the first full paragraph on page 66 of the Proxy Statement:

Such projected net debt was $6,613 million, $8,803 million and $10,561 million for December 31, 2022, 2023 and 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: February 14, 2023	By:	/s/ Andrew E. Derksen
Andrew E. Derksen
Corporate Secretary and General Counsel